UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

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annual reports under cover Form 20-F or Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 20, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

FY 2012 results


Internet OK
Livebox
TV d'Orange

Stéphane Richard - Chairman & CEO

Gervais Pellissier - Deputy CEO & CFO

February 20th, 2013

today changes with orange™

disclaimer

This presentation contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us. There can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of our strategy and the level of Group investment necessary to pursue this strategy and to adapt out networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des marchés financiers* (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

agenda

1

2012 highlights

Stéphane Richard
Chairman & CEO

commitment as of February 2012

2012
Operating
Cash Flow
close to

€8bn

record disruptive year in
- France
- Belgium
- Poland

Operating Cash flow = restated EBITDA-Capex

commitment 2012 achieved

2012 Operating Cash Flow of €8bn* ✓

…while sticking to our investment plan

* including €122m for French civil servant pensions
Operating Cash flow = restated EBITDA-Capex

Europe*: stable revenues, substantial mobile data growth, moving towards convergence

network

- HSPA+ deployed across the whole footprint
- network sharing in Poland: +2,695 sites
- 4G deployed in 6 countries

commercial performance

- +29% mobile data only revenues
- convergence x3 customers in Spain
- mobile contract customers +2.6%, excl. M2M
- +33% M2M base
- Animals in Belgium

financial performance

- +0.9%** revenues yoy (ex. reg.)
- Spain improved EBITDA margin: +2.6pts yoy
- 5 countries EBITDA increase
- +0.8% revenues yoy in Romania (ex. reg.) after 3 challenging years

people & CSR

- Top Employer in 4 countries
  - Belgium
  - Spain
  - Poland
  - Dominican Republic
- 1.4m devices collected for 2nd hand or recycling (incl. France)

innovation

- Joyn in Spain
- Orange Cash in Poland
- Lite TV for all screens launched in Slovakia

* Europe includes Dominican Republic and excludes France
** including regulation impact: -1.7%

Africa & Middle-East: delivering customer base and revenue growth

network

+21% 3G sites

3G already deployed in 15 countries

submarine cable ACE landing in 13 countries

commercial performance

+7 million mobile net adds

Orange Money 5.6 million customers

Democratic Republic of Congo rebranding (x5 net adds following month)

financial performance

+5% revenues yoy

+23% revenues yoy in Ivory Coast

Egypt: +1.5% revenue yoy

Sonatel revenues >€1bn

people & CSR

Orange Campus opened in Dakar

>2,000 Community Phones

birth declaration on mobile launched in Senegal

start-up incubator

innovation

5 innovation prizes at AfricaCom Awards

Bonus Zone adjusted tariffs based on traffic

mobile health care

Enterprise: core business resilience, new uses paving the way for growth

network and operations

single sourcing of US access network

Cloudwatt

Tier IV data center in Val de Reuil

commercial performance

contract renewals while enhancing profitability

new contracts

Cloud Pro 76k customers in 3 months, growing fast

+400 Flexible Computing Express customers**

financial performance

+2.7% revenues on services*

+10% emerging markets revenues yoy

+33% Cloud revenues yoy

innovation

smart cities and transportation in-flight connectivity connected car

3 World Communications Awards

CSR

+150% videoconferencing installed base

e-health hospital digitalized services

*excl. Equipment Resale; +1.0% incl. ERS
**Cloud offer for MNCs

France: best network, sound commercial performance, leading innovation

network

1st mobile network for the 3rd year in a row, with growing advantage in data vs. competition

fibre: from 926k homes connectable in 2011 to 1.7 million

4G launched for B2B in 4 cities

commercial performance

+230k consumer contract net adds in H2

3 million Open customers

794k Sosh customers

846k OCS subscriptions

x2 fibre customers to reach 176k

innovation

personal cloud: 2 million customers o/w 400k active users just 3 weeks after launch

Livebox Play: 100k pre-reservations in less than 3 weeks and close to 100k equipped customers since launch

FTTH offer up to 200Mb/s

people

81% of employees proud to be part of France Telecom - Orange

short duration absenteeism -35k days in 3 years

7.7k employees entered Senior Part Time Plan

fondation 3,200 employees committed

France: solid performance in a record disruptive year

mobile

- strong upswing in contract net adds in H2 (+553k vs. -301k in H1); +50% M2M base
- stable mobile customer base +0.4% yoy
- mobile market share erosion contained at 37.3%
- network market share up +1.5pts thanks to national roaming
- -10% ARPU decrease in line with expectations
- 4G investments started

fixed

- from 2k to 4k new fibre customers per week since October
- broadband customer base up +3% yoy
- Q4 broadband ARPU up +2% yoy
- PSTN line losses down 11%
- FTTH capex growth

3m Open customers

~ 20% of mobile base* / ~25% of broadband customers

2

2012 financial performance & business review

Gervais Pellissier

Deputy CEO & CFO

FY 2012 business performance
improved commercial momentum in H2

H2 vs. H1

H1 performance

- high volatility on the French mobile market following 4th entrant operational launch
  - loss of -301k contract customers
- stable Group H1 revenues (-0.1% yoy ex. reg.)
  - France mobile service revenues excl. regulatory sustained by national roaming agreement
  - strong performance in emerging markets and Spain
- limited H1 restated EBITDA* margin erosion (-1.6pt yoy)
  - active management of commercial costs
  - limited rise in labour costs

H2 performance

- commercial indicators trending up (+)
  - strong upswing for contract net adds in France (+553k), with total customer base back to year-end 2011 level
  - Orange number one for portability in Spain in Q4
- Group H2 revenues down (-1.1% yoy, ex. reg.) (-)
  - increasing repricing effect partly offset by the contribution from national roaming agreement
  - ongoing pressure on mobile revenues in Poland and Spain
- H2 restated EBITDA* margin erosion (-1.6pts yoy) stable despite increasing revenue pressure (=)
  - effective decrease of commercial costs without impacting commercial momentum
  - limited rise in labour costs

Capex

- in line with our investment plan
  - increasing investments in next generation networks (fibre, LTE) in France
  - RAN renewal in Spain
  - 3G deployment in emerging countries

*see slide 54 for EBITDA restatements

FY 2012 revenues

pressure in H2 partly offset by sound revenue trends in Europe, Spain and Africa & Middle-East

in €m	FY12 actual	FY12 % yoy cb	FY12 % yoy cb ex.reg
Group revenues	43,515	-2.7%	-0.6%
France	21,431	-5.0%	-2.3%
Spain	4,027	+0.9%	+3.6%
Poland	3,381	-4.1%	-2.5%
RoW	8,281	+1.4%	+3.2%
European countries	3,582	-2.2%	+1.3%
Africa & Middle-East	4,126	+5.0%	+5.3%
other	593	+1.6%	+2.0%
Enterprise	7,001	-2.7%	-2.7%

YoY growth, ex. reg



Africa & Middle-East
+6.2%
+4.4%
Spain
+4.8%
+2.4%
European countries
0.0%
+2.7%
Group revenues
-0.1%
-1.1%
France
-2.0%
-2.7%
Enterprise
-2.6%
-2.8%
Poland
-1.1%
-3.8%
H1
H2

FY 2012 Group EBITDA

increased control over direct costs and labour costs containment mitigating growing pressure on revenues

change in EBITDA* (1)



in €m
-7.4%
14,879
-1,188
+330
+94
-309
-21
13,785
-€858m
o/w- €316m
regulatory effects
o/w -€122m for EC decision on civil servants & €40m of "forfait social" increase (2)
FY11cb
revenues
interco costs
commercial & content costs **
labour opex***
IT&N, property, G&A & other****
FY12

(1) capitalization effect on boxes neutralized between "commercial costs" and "other"

(2) employer contribution based on profit sharing : forfait social rate increased from 8% to 20% in August 2012

- increasing regulatory and tax pressure
  - FY regulatory effects €-316m
  - EC decision + "forfait social" €-162m
- direct costs down €-424m (-4.1%) yoy
  - in France: lower unit acquisition cost (-3.2%) & more targeted retention acts (-14.0%)
  - in Spain: tactical movement on subscriber acquisition and retention costs
- indirect costs quasi stabilized, labor costs increase limited to 1.7%
  - effective control over labour costs
    - +3.5% yoy reported increase; +1.7% restated for EC decision and "forfait social" impact
  - stabilization of "IT&N, property, G&A & other"
    - savings in G&A, especially in France

*see slide 54 for EBITDA restatements

**o/w €151m of content provision used in FY12 vs. €184m used in FY11

*** o/w TPS provision of €+179m used in FY12 vs. €+96m used in FY11 ****o/w €23m of content provision used in FY12 vs. €64m used in FY11

effective decrease of total Group opex in 2012

Chrysalid opex savings ramped up

Chrysalid savings

OPEX: €655m
CAPEX: €63m
FY total savings
€718m

customer management €135m	distribution & sales €93m	network €270m
IT €29m		marketing & advertsing €148m
G&A €10m	real estate €28m	others €5m

2012 YoY reduction in Group opex base

in €m



655
-243
-90
-61
-8
255
122
40
93
Chrysalid effect
labor costs price effect
energy, real estate
network redundancy
other
net opex savings
EC decision impact
forfait social*
net opex variation

net opex savings driven by:

- main segments reduced or nearly stabilized costs except in Africa & Middle-East
- savings in France thanks to
  - improving field intervention
  - more efficient customer care

* employer contribution based on profit sharing : forfait social rate increased from 8% to 20% in August 2012

labour opex

increase kept under control, thanks to favourable volume effect

FY Group labour opex up +1.7% when restated for EC decision and "forfait social" increase

in €m



+86
-8,761
-243
+10
-8,908
+1.7%
2011cb
volume
price effect
other **
2012***

yoy change in labour costs in €m



+42
-169
+44
-74
volume effect
price effect
France
international

volume effect under control: decrease in average FTEs* by 0.9%:

- in France, Senior Part Time plans accelerating natural attrition
- in Poland, net decrease of 3.8%

price effect

- +2.5% average salary increase in France
- +3.1% average salary increase outside of France

€174m labour costs avoided in 2012 thanks to Senior Part Time plans

* Full Time Equivalents ; **o/w profit sharing
***before EC decision and "forfait social" increase

FY 2012 France financials

further pressure on mobile prices in Q4 while improving trend in home revenues in H2

FY 2012 key financials (revenues -2.3% excl. regulatory impacts)

in €m	4Q12	var in cb	FY12	var in cb
revenues	5,325	-5.7%	21,431	-5.0%
personal	2,667	-4.1%	10,686	-2.2%
o/w personal services revenues	*2,185*	*-8.6%*	*9,073*	*-6.6%*
home	3,113	-2.9%	12,375	-4.0%
restated EBITDA*			7,834	-9.9%
personal			3,350	-9.7%
home			4,484	-10.1%
restated EBITDA margin			*36.6%*	*-2.0pt*

- further pressure on mobile prices in Q4, following competitors tariffs adjustments
- less pressure on home revenues in H2 due to better PSTN and wholesale revenues trends
- EBITDA* margin erosion closely monitored :
  - -4% mobile commercial costs decrease
    - focus on lowering retention acts (-14% yoy)
    - without impacting commercial momentum

network monetization & proactive commercial costs control

France revenues, in €m


22,560
revenues ex. reg -2.3%
-615
-78
-570
+198
-64
21,431
FY 11cb
regulatory impacts
mobile service revenues
-0.9% ex reg
PSTN
Broadband
other
FY12
- €372m

yoy mobile commercial costs savings, in €m


Q1 12
Q2 12
Q3 12
Q4 12
-55
-23
-15
-17

*see slide 54 for EBITDA restatements

FY 2012 France personal KPIs

customer base preserved thanks to segmented offers strategy

retail market share erosion stopped


45.5%
45.8%
46.3%
46.3%*
44.8%
38.3%
37.6%
37.2%
37.3%**
39.8%
4Q11
1Q12
2Q12
3Q12
4Q12
active network market share*
retail market share

* network market share, incl. national roamers **source: ARCEP

retail ARPU down -10% yoy , in line with expectations

12-month rolling blended annual ARPU in €, excl. M2M


-10%
-4.5% excl. reg.
373
336
73
62
238
+5.5%
77
57
202
data
sms
voice
2011cb
2012

strong upswing of contract net adds in a turbulent market


contract net adds (k)
prepaid net adds (k)
+552
+232
+320
+317
+320
-3
+86
-240
-154
-387
-228
-615
1Q12
2Q12
3Q12
4Q12

quarterly contract churn rate evolution


+7.3
+4.1
+1.6
+1.8
Q1 12
Q2 12
Q3 12
Q4 12
yoy quarterly contract churn rate (pts)

FY 2012 France Home KPIs

improving PSTN trends confirmed and broadband customer base up +3%

broadband market and conquest shares



ADSL M/S
BB M/S
ADSL net adds M/S
BB net adds M/S
44.8%
41.9%
44.7%
41.8%
44.4%
41.6%
44.1%
41.3%
21.6%
21.9%
27.5%
31.5%
22.7%
25.0%
14.1%
20.4%
1Q12
2Q12
3Q12
4Q12

- broadband customer base growth of +3% in 2012
  - FTTH takeoff, despite deeper discounted offers from competitors
  - broadband market share of net adds: 24% over 2012
- PSTN lines losses slowdown confirmed, supported by Optimale Offers and Orange Open Pro convergent offers
- FTTH customer base: 176k

quarterly broadband ARPU

€/month



services
access
+2.2%
36.5
5.9
30.6
+0.5
-0.2
+0.5
37.3
6.2
31.1
4Q11cb
better access mix
VoIP out of bundle
content
4Q12

PSTN line losses down 11%

variance of lines in 000s



naked DSL & other
PSTN only
PSTN&ADSL
1,082
-1,403
-690
-1,011
-2,093k
929
-1,220
-634
-925
-1,854k
FY 11 variance
FY 12 variance

FY 2012 Spain
strong profitability improvement with value share growth

FY 2012 key financials (revenues +3.6% excl. regulatory impacts)

in €m	4Q12	var in cb	FY12	var in cb
revenues	1,011	+0.1%	4,027	+0.9%
personal	808	-1.7%	3,262	-0.7%
o/w personal services revenues	*753*	*-2.0%*	*3,038*	*-2.5%*
home	203	+8.0%	765	+8.8%
restated EBITDA*			951	+13.3%
personal			901	+13.1%
home			51	+17.0%
restated EBITDA margin			*23.6%*	*+2.6pt*

- personal revenues +2.4% ex. reg.
  - strong contract base growth with leadership in portability balance in FY and 4Q
  - data plans x1.7 (up to 42% penetration)
- home revenues +8.8% driven by customer growth and increasing ULL penetration
- EBITDA margin improving thanks to commercial costs optimization

mobile: strong contract base growth driven by mobile data tariffs

mobile customers in 000s



+1.5%
11,662
11,839
4,046
3,739
65%
7,616
+6.4%
8,100
68%
FY11
FY12
prepaid
contract

internet users in 000s



x1.7
2,970
5,011
549
479
2,421
4,532
FY11
FY12
dongles
smartphones

fixed broadband: double-digit customer base growth

customers in 000s



+10.3%
1,265
1,396
269
244
219
207
61%
777
+21.6%
945
68%
FY11
FY12
bitstream
partial ULL
full ULL

net adds in 000s



+28
+30
+36
+37
1Q12
2Q12
3Q12
4Q12

FY 2012 Poland

revenues impacted by price pressure on mobile, focus on convergence

FY 2012 key financials (revenues -2.5% excl. regulatory impacts)

in €m	4Q12	var in cb	FY12	var in cb
revenues	847	-6.3%	3,381	-4.1%
personal	441	-6.2%	1,787	-3.0%
o/w personal services revenues	390	*-6.3%*	*1,584*	*-9.1%*
home	484	-2.8%	1,873	-3.2%
restated EBITDA*			1,156	-6.6%
personal			503	-8.5%
home			653	-5.2%
restated EBITDA margin			*34.2%*	*-0.9pt*

- mobile customer base growth overshadowed by deteriorating price conditions
  - retail mobile contract ARPU down -7% yoy
- acceleration of convergence with Orange Open revamp in October
- EBITDA decrease reflecting top-line pressure (-€145m); costs reduction program limits margin drop to -0.9pt

mobile: positive commercial momentum with +237k mobile customers

mobile customers in 000s


14,658
7,681
6,977
14,895
7,984
6,911
FY11
FY12
prepaid
contract

12-month rolling ARPU, in PLN


-7.1%
42
31
11
39
28
11
4Q11
4Q12
voice
data

fixed broadband: Q4 ARPU+5% yoy driven by 3P users

customers in 000s


54
55
57
57
59
2,346
2,348
2,345
2,338
2,345
55
112
151
191
248
4Q11
1Q12
2Q12
3Q12
4Q12
3P customers
BB customers
Quarterly BB ARPU (PLN)

*see slide 54 for EBITDA restatements

FY 2012 Rest of the World

emerging markets returned to solid growth and European countries back to growth ex. reg.

FY 2012 revenues: (revenues +3.2% excl. regulatory impacts)

in €m	4Q12	var in cb	FY12	var in cb
total ROW revenue	2,090	+1.9%	8,281	+1.4%
Africa & Middle East	1,047	+4.0%	4,126	+5.0%
European countries	896	-0.9%	3,582	-2.2%
other countries	155	+7.0%	593	+1.6%
restated EBITDA*			2,800	-0.6%
restated EBITDA margin			*33.8%*	*-0.7pt*

- Africa & Middle-East: solid revenue growth driven by Ivory Coast and Guinea
  - Orange Money customers x1.7 in 2012, reaching 5.6 million
- European countries: back to growth (ex. reg.) driven by mobile data (data revenues from smartphones +26%)
- EBITDA margin erosion limited to -0.7pt thanks to efforts on external purchases and labour costs

strong mobile customer base growth in Africa & Middle-East

mobile customer net adds in 000s



Egypt +927
Mali +2,138
Senegal +1,035
Ivory Coast +333
Cameroon +1,114
Guinea +497
Congo +164
total +6,586

growth driven by a wide range of countries



revenues growth in %
revenues growth in €m
Armenia +48.2% +13
Guinea +47.3% +31
Niger +24.6% +14
Ivory Coast +23.3% +106
Cameroon +7.4% +21
Senegal +2.5% +17
Egypt +1.5% +19

*see slide 54 for EBITDA restatements

focus on rest of Europe* data revenues
data revenues growth driven by smartphone usages

strong data revenues growth...

in €m



+19%
7.4%
+26%
9.8%
2011
2012
smartphones
dongles
9.8% % service revenues
+26% yoy growth

- data incl. SMS: 30% of service revenues in 2012 (up +4.4pts yoy)
  - Orange Dominicana first operator to launch 4G confirming leadership on multimedia : +84% multimedia revenues** yoy
  - significant growth in Central Europe (+27% yoy) and Belgium (+12% yoy)
- Romania billed revenues back to growth in Q4 2012:
  - smartphones sales increased by +110% yoy in Q4
- +48% data incl. SMS in the Dominican Republic sustaining billed revenues growth

...boosted by increased smartphones penetration

contract smartphones as % of contract base



14%
16%
19%
20%
21%
23%
25%
27%
x2
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12
Q2 12
Q3-2012
Q4-2012
smartphone contract
% smartphone among contract

non voice revenues compensating voice decline in Romania and Dominican Republic

2012 billed revenues yoy variance in €m



Dominican Republic
+16
2012
voice
data
billed revenues
Romania
+1
-3
Q1
Q4

* rest of Europe zone includes Belgium, Romania, Slovakia, Moldova and the Dominican Republic

** multimedia revenues : data revenues from smartphone

FY 2012 Enterprise
growth in services and resilience in mature networks

FY 2012 key financials

in €m	4Q12	var in cb	FY12	var in cb
revenue	1,786	-2.7%	7,001	-2.7%
legacy networks	450	-13.2%	1,872	-13.4%
mature networks	731	+1.8%	2,895	+1.4%
growing networks	109	+1.9%	402	+6.9%
services	497	+0.8%	1,832	+1.0%
restated EBITDA*			1,177	-8.8%
restated EBITDA margin			*16.8%*	*-1.1pt*

- **legacy networks** impacted by end of life for some data products and continuous migration of voice legacy towards growing networks
- **mature networks:** continuous growth thanks to IPVPN, bandwidth upgrades and customer base resilience
- **growing networks**: difficult market conditions at year-end and slower growth of videoconferencing products
- **services:** still growing in a challenging market
- EBITDA impacted by changing revenue mix, partially mitigated by network cost optimization. Margin still at upper range for the sector.

IPVPN supporting mature networks performance
IPVPN accesses in France '000s



+1.5%
277
281
FY11
FY12

dynamic growth areas

revenues with emerging markets
in €m



+10%
566
625
FY11
FY12

cloud revenues
in €m



+33%
85
113
FY11
FY12

*see slide 54 for EBITDA restatements

CAPEX

higher CAPEX in 2012 to support growth in Spain and consolidate our network leadership in France

in €m	FY12 actual	FY12 CAPEX to sales	FY12 Δ vs FY11cb
Group CAPEX	5,818	13.4%	+0.6pt
France	2,712	12.7%	1.0pt
Spain	473	11.8%	1.6pt
Poland	558	16.5%	-0.8pt
RoW	1,308	15.8%	-0.9pt
Enterprise	352	5.0%	+0.0pt
ICSS	415	25.6%	+2.9pts

of which >300m€ fibre and 4G in France

55% of Group Capex allocated to networks



network
3.138
3.182
IT
1.157
1.210
CPE's
567
465
service platform
347
398
shop
real estate
& other
511
563
FY 11cb
FY 12

cash flow statement

in €m	2011a	2012	
restated EBITDA* – CAPEX	9,313	7,967	
licences & spectrum	-767	-1,255	
net interest expense cash out	-1,078	-1,370	1
income taxes cash out	-1,021	-1,145	2
change in WCR	234	-56	
other operational items	-400	-969	3
dividends paid to owners of parent company	-3,703	-3,632	
dividends paid to non controlling interests	-683	-583	
purchase of own shares	-275	-94	
acquisitions and disposal	-16	1,518	4
other financial items	-654	-36	
variation in net debt	950	345	
net debt	-30,890	-30,545	
adjusted net debt/EBITDA**	2.09x	2.17x	

1 cautious increase in cash balance and prefinancing reflected in higher net financial expenses

2 Spain new fiscal law & Belgium new fiscal calendar (-€105m)

3 o/w DPTG settlement (-€485m yoy impact)

4 incl. Orange Switzerland disposal & ECMS deal

**calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of EBITDA of EE JV. In 2011 calculation was based on an adjusted net debt of 32,3 billion euros which includes i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France made on January 19, 2012 and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland

net income

net income impacted primarily by EBITDA decline

in €m	2011 historical	2011 cb	2012 actual	
EBITDA reported	15,129	14,730	12,495	
depreciation & amortization	-6,735	-6,627	-6,329	
reclassification of cumulative translation adjustment from liquidated companies	642			
impairment of goodwill & assets	-991	-1,007	-1,841	1
share of profit (losses) of associates	-97	-98	-262	
operating income	7,948	6,999	4,063	
financial result	-2,033	-2,033	-1,728	2
tax	-2,087	-2,087	-1,231	3
net income	3,828	2,878	1,104	
minority interests	-67	-67	284	
net income Group share	3,895	2,811	820	
new Senior Part Time plan in 2012	-	-	1,107	
tax effect of the new Senior Part Time plan in 2012	-	-	-381	
impairment of goodwill & assets	991	1,007	1,841	
comparable net income Group share	4,886	3,818	3,387	

1
impairment of goodwill in Poland (€-889m), Egypt (€-400m) & Romania (€-359m)

2
mainly gain on the revaluation of the fair value of the commitment of Mobinil's minorities buyout

3
gain on senior part time schemes in France, additional differed tax recognized in Spain

orange

debt
high liquidity combined with smooth repayment profile

bonds*/bank loans/leases repayments end of 2012
in €bn



bonds
bank loans & other
already repaid
4.7
3.1
0.4
4.4
3.9
2.9
2.7
3.0
2.5
2.9
2.6
17.2
16.6
2013
2014
2015
2016
2017
>2018

- high liquidity position of €15.6bn at Dec. 31st, 2012 including €8.4bn in cash
- no significant redemptions remaining for 2013 (€3.1bn repaid in January)
- best-in-class average maturity of 9.0 years
- selective opportunistic issues to optimize maturity and cost of debt (e.g. record-low 2.5% coupon for a 10.5 year maturity in September 2012)
- low dependence on bank funding with 87% of outstanding debt directly from capital markets

debt structure

Moody's / S&P / Fitch rating	A3 neg / A- neg / BBB+ stab
% of net debt with fixed rate	111%
% of bond debt in €* (*after derivatives)	91%
% of gross debt in bonds	87%
Av. weighted cost of debt in bonds **	
- end of 2012	5.25%
- end of 2011	5.28%

average maturity * and net debt evolution



47.8
42.0
38.0
35.9
32.5
31.8
30.9
30.5
6.4
6.7
7.1
7.5
7.3
8.5
9.0
9.0
05
06
07
08
09
10
11
12
average maturity of net debt, in years
year end net debt, in €bn

* Excluding TDIRA - ** source Bloomberg

3

operational ambitions for 2013

Stéphane Richard
Chairman & CEO

starting 2013: still a turbulent year ahead...

strong headwinds

- another year of ARPU pressure in France
- on-going mobile price pressure in Europe
- still unfavourable regulation:
  expected negative impact of ~€1bn on Group revenues and of ~€350m on EBITDA
- necessity to maintain high capex for all telcos to move towards next generation networks
- depressed macro-economic environment

* residential customers

… but strong assets to face 2013

key assets

- strong customer base: 231m customers worldwide
  - 172m mobile customers, o/w 27m in France
  - 58m fixed customers, o/w 44m in France
- market share leader in France, Poland, 4 countries in Africa Middle-East
  - nb 1 or 2 in most of our geographies
- network quality: best mobile network in France
- restored favourable social climate
- innovation leadership as illustrated by our recent Hello Show
- sound balance sheet

* residential customers

2013 OpCF guidance confirmed

2013
Operating
Cash Flow
> € 7 bn

Operating Cash flow= restated EBITDA-Capex

change in progress to fuel new dynamics in 2013

1. France
2. Poland
3. Europe
4. innovation

1. in 2013, 2x accelerating OPEX decrease in France, with a decrease of indirect costs

Orange France OPEX base* in m€



-€135m
-€284m
>-€500m
~14,000
13,881
13,597
direct costs
indirect costs
~4,400
~4,300
~3,950
~9,600
~9,600
~9,650
2010
2011
2012
2013



indirect cost decrease in France in 2013

* excluding impact of French civil servants pension

1. natural attrition: a lever to reduce indirect costs in France

acceleration of retirement attrition in France*



FTEs evolution in France
-30k
2012
2013
2014
2015
2016
2017
2018
2019
2020
without TPS
with TPS1
with TPS2

expectations for 2013-2015

- ~-11k employees expected to leave the company (without the effect of the new Senior Part Time plan)
+ ~+4k recruitments
- accelerated attrition with TPS2 over the period

*across Orange France, Enterprise, ICSS

1.

actions for indirect costs reduction in France

key initiatives of Chrysalid program

- indirect distribution costs reduced
- chasing non-quality costs through customer experience optimization
- call centre outsourcing decreased
- improved customer intervention:
  - back-office & management support optimization, multi-competencies for employees, digitalization of diagnostic tools
  - maintenance activities: prevent maintenance, implement diagnostic line management
- more segmented customer care approach

1. Orange covers all price points on the French mobile market



high-end
Plans with subsidized handset, value added services, content, unlimited text (1)
Origami Star
Origami Star
Origami Jet
Mobile Orange
orange
orange
orange
14.90€
29.90€ (2)
29.99€
39.99€
49.90€ (3)
139.99€
159.90€
SFR
SFR
SFR
SFR
1h, no data
unlimited voice, 500Mo
unlimited voice, 2Go, H+/4G
unlimited voice, 5Go, H+/4G, roaming, full services
Carrefour MOBILE
Sosh
Sosh
H+: +5€
2€
4.99€
9.90€
19.90€
free
B.YOU
free
2h of voice
unlimited voice and text
unlimited voice, text, data
low-cost
Sim-only, web-only plans

(1) 24 month contract ; (2) promotion price for the first 12m (3) Promotion, 3Go

1. adapting our business models to market evolution

low-cost

high-end

best network

best speed as option

best speed included in offers

web only
customer management

multichannel customer management
(shops & web & call centres)
personalized contact and offer review

handset distribution & subsidy

value-added services

adapting distribution, logistics, customer service and cost structure

1. reconquer value on the fixed market while improving customer loyalty

Livebox Play

50% of gross adds

+15 pts share of premium customers in gross adds

generating +€6 ARPU vs. basic customers

fibre in France

X2 customer base in 2013 to 350k

generating €+3 ARPU vs. ADSL

potential price premium for 3P offers

convergence

+60% Open customers in 2013

1/3 mobile churn convergent customer vs. contract

PSTN

>10% decrease of PSTN line losses

1. protecting the return on capital invested in our network and mitigating retail ARPU pressure

mobile: MVNO & national roaming

- cost amortization
- optimum network use
- investments remain under our control
- partially offsetting retail revenue loss

fixed: VHBB leadership

- capitalize on past investments to fund the acceleration of fibre rollout
  - ULL price increase from 1st of May 2013 : from €8.80 to €8.90
- leverage on partnership
  - fibre wholesale : price ~2x higher than DSL ULL rate

2.

Poland: deep adaptation underway to restore profitability

execute network access sharing

- +25% sites shared
- +30% sites with Orange signal with -20% owned sites
- -3pt capex to sales ratio long-term target

increased shops productivity

- Points of Sales reduction
- increase shops productivity by 40%
- 20% share of online sales (acquisition and retention)

core business optimisation

- -1,700 FTEs
- G&A cost reduction
- reduction of managerial positions
- TPSA & PTK merger

non-core assets

- disposal of assets (Wirtualna Polska, …)
- real estate optimisation
- outsourcing of some back-office activities

=

3-year plan announced, focusing on convergence, costs reduction and leaner organization

3. Europe: strengthening leadership position in all countries via convergence; profitability preserved thanks to mutualisation

accelerate convergence across the footprint through

- wholesale deals
  e.g. on cable
- commercial deals
- assets expansion
  FTTH (Spain, Slovakia)
  VDSL (Poland)
- alternative strategies
  OTT + mobile
  LTE + satellite

secure customer differentiation through

- network leadership
- customer experience
- segmented offers
- brand experience

drive business expansion via innovation on

- mobile
  Joyn, Libon, …
  consumer cloud
  music (Deezer)
  mobile payment
- adjacent services
  M2M
  home automation
  Orange Care services

driving cost & efficiency optimization

- supply chain optimization
- joint-sourcing of call centres
- data centre consolidation
- network supervision centralization
- outsourcing of network field maintenance
- network sharing

4. innovation : new offers now fuelling 2013 business and preparing future



my communications

joyn: launched in Spain, available in France in June (target : 1m customers end of 2013) and other European countries

LibOn

my data

Orange Cloud 1.4m active customers in 2013

NFC

Orange Money 8m customers in 2013

my network

4G & FTTH

15 cities in 4G France
200mbs for FTTH

my home life



Livebox Play
1 gross add out of 2

main operational ambitions for 2013

Group

- stabilization of indirect costs
- mobile data revenues growth >+10%

France

- net decrease of indirect costs
- >35% mobile market share
- x2 FTTH customers
- 50% of BB gross adds with Livebox Play
- 30% 4G coverage by end of 2013

Europe

- convergent offers in 7 out of 9 countries
- at least 6 mutualisation programmes launched across all countries
- NPS* increase in all countries

Africa & Middle East

- 8m Orange Money customers
- churn rate down -20%
- 12m active mobile data handsets, up +70%

Enterprise

- Cloud revenue growth >+30% yoy
- emerging countries double-digit growth
- maintain/improve customer satisfaction index

*Net Promoter Score

4 conclusion

Stéphane Richard
Chairman & CEO

guidance confirmed

2013 OpCF	above €7bn
keep a strong balance sheet and secure access to debt market	close to 2x net debt / EBITDA by year-end 2014
sustainable and yield-oriented dividend policy adapted to cash generation profile	€0.80* dividend for 2012; balance of €0.20 to be paid in June at least €0.80* dividend for 2013 (unchanged) €0.30 interim dividend to be paid in December
careful and selective M&A policy	focus on in-market consolidation while strictly respecting leverage ratio guidance

* France Telecom SA will bear the additional 3% contribution related to corporate tax referring to 2012 dividend balance and 2013 dividend payments

appendix

key financial achievements

in €m	FY12 actual	Variation cb	Key points
revenues	43,515	-2.7%	▪ regulation impact: €-916m ▪ FY excl. regulation: -0.6% yoy
restated EBITDA*	13,785	-7.4%	▪ regulation impact €-316m ▪ negative impact from EC decision €-122m and forfait social €-40m
in % of rev	*31.7%*	*-1.6pt*	▪ *OPEX base decrease of €-93m in 2012*
CAPEX	5,818	+1.7%	▪ CAPEX ratio ramp-up in FY12
in % of rev	*13.4%*	*+0.6pt*	
Operating cash flow	7,967	-13.0%	
net debt	30,545	€-345m	
adjusted net debt/EBITDA**	2.17x	+0.08pt	▪ mid-term target leverage ratio of ~2x

*see slide xx for EBITDA restatements; **see slide xx Cash Flow Statement

orange

details on revenues

in €m	4Q12 actual	4Q12 % yoy cb	4Q12 % yoy cb excl.reg	FY12 actual	FY12 % yoy cb	FY12 % yoy cb excl.reg
Group revenue	10,917	-3.2%	-1.1%	43,515	-2.7%	-0.6%
France	5,325	-5.7%	-3.0%	21,431	-5.0%	-2.3%
personal	2,667	-4.1%	1.3%	10,686	-2.2%	3.2%
home	3,113	-2.9%	-2.0%	12,375	-4.0%	-2.9%
eliminations	-455	33.6%	41.9%	-1,629	30.7%	40.4%
Spain	1,011	0.1%	2.5%	4,027	0.9%	3.6%
personal	808	-1.7%	1.2%	3,262	-0.7%	2.4%
home	203	8.0%	8.0%	765	8.8%	8.8%
Poland	847	-6.3%	-4.2%	3,381	-4.1%	-2.5%
personal	441	-6.2%	-2.3%	1,787	-3.0%	0.3%
home	484	-2.8%	-2.4%	1,873	-3.2%	-2.9%
eliminations	-78	21.4%	23.9%	-279	12.0%	13.9%
RoW	2,090	1.9%	4.2%	8,281	1.4%	3.2%
European countries	896	-0.9%	4.1%	3,582	-2.2%	1.3%
Africa & Middle-East	1,047	4.0%	4.2%	4,126	5.0%	5.3%
other	155	7.0%	7.4%	593	1.6%	2.0%
Enterprise	1,786	-2.7%	-2.7%	7,001	2.7%	-2.7%
IC&SS	415	0.1%	0.1%	1,623	2.4%	2.4%
eliminations	-558	-4.3%	-4.3%	-2,229	-3.9%	-3.9%

restated EBITDA by geographies

in €m	2H12 actual	2H12 % yoy cb	2H12 margin	FY12 actual	FY12 % yoy cb	FY12 margin
Group EBITDA	6,780	-8.0%	31.3%	13,785	-7.4%	31.7%
France	3,814	-11.0%	36.0%	7,834	-9.9%	36.6%
personal	1,517	-14.2%	28.6%	3,350	-9.7%	31.3%
home	2,297	-8.7%	37.2%	4,484	-10.1%	36.2%
Spain	496	8.3%	24.3%	951	13.3%	23.6%
personal	467	10.0%	28.4%	901	13.1%	27.6%
home	29	-13.6%	7.3%	51	17.0%	6.6%
Poland	564	-5.1%	33.5%	1,156	-6.6%	34.2%
personal	249	-13.2%	28.0%	503	-8.5%	28.1%
home	316	2.3%	33.3%	653	-5.2%	34.9%
RoW	1,346	-3.8%	32.5%	2,800	-0.6%	33.8%
Enterprise	581	-9.5%	16.6%	1,177	-8.8%	16.8%
IC&SS	-22	na	na	-133	na	na

FY12 EBITDA by geographies

in €m	actual	margin	Δ vs FY11cb
	FY12		
Group restated EBITDA*	13,785	31.7%	-1.6pt
France	7,834	36.6%	-2.0pts
Spain	951	23.6%	+2.6pts
Poland	1,156	34.2%	-0.9pt
RoW	2,800	33.8%	-0.7pt
Entreprise	1,177	16.8%	-1.1pt

EBITDA margin by geographies



H1 2012
H2 2012
17.1%
16.6%
22.9%
24.3%
32.1%
31.3%
34.9%
33.5%
35.1%
32.5%
37.1%
36.0%
Enterprise
Spain
Group
Poland
RoW
France

*see slide xx for EBITDA restatements

quarterly Group EBITDA

Q1 EBITDA* evolution



€m
-7.0%
3,689
-201
+56
-26
-86
-0
3,432
Q1 11b
revenue
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
Q4 12

Q2 EBITDA* evolution



€m
-6.7%
3,820
-230
+51
+11
-72
-9
3,571
Q2 11b
revenue
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
Q2 12

Q3 EBITDA* evolution



€m
-7.3%
3,932
-395
+97
+48
-67
+30
3,645
Q3 11cb
revenue
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
Q3 12

Q4 EBITDA* evolution



€m
-8.8%
3,438
-362
+127
+61
-84
-45
3,135
Q4 11cb
revenue
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
Q4 12

*capitalization effect on boxes neutralized between "commercial costs" and "other"

EBITDA restatements

in €m	2011 historical	2011 cb	2012 actual
EBITDA restated	15,083	14,879	13,785
litigations			
major litigations	-8	-8	27
litigation EU TPSA	-115	-115	
labour related			
free share plan & other	-37	-37	-5
senior part time	29	29	-1,287
other			
content editor	-19	-19	
Emitel disposal	197		
Orange Switzerland disposal			92
OTMT indemnity			-116
EBITDA reported	15,129	14,730	12,495

EE: achieved progress on Adj EBITDA margin in competitive market, merger synergies delivery on track

Q4 mobile service revenue +1.5% ex regulation, £m



-3.9%
+1.5%
-81
+69
-47
1,526
1,445
1,467
Q4/11
regulation
Q4/11 ex regulation
postpaid
prepaid
Q4/12

Solid postpaid net adds*



160k
236k
185k
313k
151k
150k
250k
201k
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12
Q4/12

* excluding MVNOs

Adj EBITDA margin improved to 21.2%, £'m



-0.4%
+273
-279
1 416
20.9%
1 410
21.2%
FY/11
regulation & renewals
cost savings & margin
FY/12

On track to reach £445m gross opex synergies by 2014 vs. 2009 cost base



>£445m
£369m
£278m
£146m
2010
2011
2012
2013e
2014e

thanks

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